

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2015

<u>Via E-mail</u>
Bob L. Corey
Senior Vice President, CFO
Callidus Software Inc.
6200 Stoneridge Mall Road, Suite 500
Pleasanton, California 94588

  Re: **Callidus Software Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed March 10, 2014
     File No. 000-50463

Dear Mr. Corey:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Craig D. Wilson

           Craig D. Wilson
           Sr. Asst. Chief Accountant